Exhibit 19

NEW PEOPLES BANKSHARES, INC.

SECURITIES TRADING POLICY

March 16, 2026

POLICY ON INSIDER TRADING

The New Peoples Bankshares, Inc. (the “Company”) Securities Trading Policy (the “Policy”) applies to directors, officers, employees or consultants of the Company and states that neither you nor your immediate family or household members may, while in the possession of material nonpublic information (“MNPI”) relating to the Company, directly or indirectly, trade in stock of the Company, gift stock of the Company, disclose such information to others who may trade (commonly known as “tipping”) in stock of the Company, recommend that anyone trade stock in stock of the Company on the basis of that information, or engage in any other action to take personal advantage of that information. MNPI may not be disclosed to others (including spouses, relatives, and business or social acquaintances) unless there is a legitimate business need to do so on behalf of the Company.

The purchase or sale of stock of the Company or stock of any other company while in the possession of MNPI about the Company or such other company (i) with which the Company does business, including customers, vendors or suppliers of the Company, or (ii) that is involved in a potential transaction or business relationship with the Company, and the selective disclosure of such information to others who may trade (“tipping”), is prohibited by Federal and state securities laws, including Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the rule is to put company insiders, and those with whom they may communicate MNPI, on an equal footing with the public at large when making stock trades. After the information is disclosed to the public by the Company’s press releases, releases of quarterly or annual financial results, or by other public dissemination, (or the same from such other company), then, subject to compliance with this Policy, it may be permissible to trade.

If you know something that would likely be considered relevant by an investor in determining whether to buy or sell a company’s stock, you may not trade or tip anyone else as to that information until the information has been fully disclosed to the public.

The Company has adopted this Policy to address issues raised when you, or your immediate family or household members, trade in the Company’s stock (or in the stock of another company), while in the possession of MNPI about the Company (or about the other company, if received in the course of your duties with the Company). The Company has adopted this Policy in an effort to guide your compliance with the law, and to avoid the appearance of improper conduct.

It is also the policy of the Company that the Company will not engage in transactions in the Company’s securities while aware of material nonpublic information relating to the Company.

SECTION 16 INSIDERS AND REQUIRED DISCLOSURES

Section 16(a) of the Exchange Act (“Section 16(a)”) requires insiders of a publicly-traded company to file reports with the SEC disclosing their transactions in the company’s equity securities including options, restricted stock units, and other derivative securities. One of the purposes of the reporting obligation is to provide current stock ownership information about insiders to the public. Another purpose of the reporting obligation is to prevent and track short-term trading of the company’s securities by insiders of a company. The directors of the Company and New Peoples Bank, Inc. and all officers determined by the Company to be required to file stock ownership reports with the Securities and Exchange Commission (the “SEC”) under Section 16(a), including the Chief Executive Officer, President, Chief Financial Officer, all Executive Vice Presidents, and the Principal Accounting Officer, are referred to in this Policy as “Section 16 Insiders.” If you have questions as to whether you are a Section 16 Insider, contact the Corporate Secretary or Assistant Corporate Secretary.

The obligation to file Section 16(a) reports with the SEC rests with the insider and not the Company, but the Company will assist its Section 16 Insiders in meeting these reporting obligations. To ensure compliance under Section 16(a), all Section 16 Insiders must pre-clear with the Company’s Assistant Corporate Secretary all proposed transactions, including gifts, in the Company’s equity securities that may be considered to be beneficially owned by the Section 16 Insider.

Initially, each Section 16 Insider must file an Initial Statement of Beneficial Ownership of Securities (Form 3) with the SEC listing the amount of the Company’s securities the Section 16 Insider beneficially owns within 10 days of his or her designation as a Section 16 Insider of the Company. Changes in the beneficial ownership of the Company’s securities must be reported on a Form 4 within two business days of the date on which the change in beneficial ownership occurs. In addition, each Section 16 Insider is required to file a form 5 within 45 days after the Company’s fiscal year-end, unless the insider has previously reported on Form 4 all changes in beneficial ownership.

SHORT-SWING PROFITS – SECTION 16(b)

In addition to the reporting requirements, Section 16 Insiders are subject to civil liability for certain “short-swing” transactions under Section 16(b) of the Exchange Act (“Section 16(b)”). In particular, to prevent the unfair use of information which may have been obtained by an insider, Section 16(b) subjects the insider to liability for any profits realized by the insider from any purchase and sale or sale followed by a purchase of Company stock during a six-month period. Any purchase and sale within the relevant timeframe will be matched for purposes of this section. Liability is absolute even if the purchase or sale took place after full disclosure and without the use of any inside information. The insider would be liable even if compelled to sell for personal reasons.

Section 16(b) requires the disgorgement of all profits made on short-swing trades by all Section 16 Insiders. Therefore, this Policy prohibits Section 16 Insiders from making a short-swing trade if it would result in profits that would be required to be disgorged.

RULE 144

The Securities Act of 1933, as amended (the “Securities Act”), generally requires that all offers and sales of stock be registered with the SEC under such act (and the stock itself registered), or such transactions and related securities must qualify under an exemption from the registration requirements. SEC Rule 144 issued pursuant to the Securities Act provides an exemption from such registration requirements for Section 16 Insiders under certain conditions.

Section 16 Insiders are permitted to sell, during any three-month period, an amount not exceeding the greater of (i) 1% of the outstanding shares of the same class being sold; and (ii) the average weekly trading volume of such stock for the four-week period immediately preceding the sale. Affiliate sales must be generally made in broker’s or market maker’s transactions.

If the relevant sales exceed 5,000 shares or $50,000 in any three-month period, the seller also must file a Notice of Proposed Sale on Form 144 with the SEC, concurrently with or prior to the sale.

If you are a Section 16 Insider of the Company and are contemplating a sale of Company stock, you are required to first contact the Company’s Assistant Corporate Secretary and instruct your broker to do the same prior to the sale.

POTENTIAL CONSEQUENCES OF INSIDER TRADING

Violations of Federal securities laws can result in civil and criminal penalties for an individual, as well as the individual’s supervisors and the Company. The potential consequences of insider trading violations are:

For individuals who trade on MNPI (or tip such information to others):

•	Disgorgement of the profit gained or loss avoided;
•	A civil penalty of up to three times the profit gained or loss avoided;
•	A criminal fine (no matter how small the profit) of up to $5 million;
•	A jail term of up to twenty years; and
•	An order enjoining the individual from further violations of the securities laws.

For a company (and possibly an individual supervisor, as a “controlling person”) that fails to take appropriate steps to prevent illegal trading by its insiders:

•	A civil penalty of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee's violation; and
•	A criminal penalty of up to $25 million.

The Company also may impose other sanctions (including loss of benefits, or even dismissal) if you fail to comply with this Policy.

MATERIAL INFORMATION

“Material information” is any information, either positive or negative (i) relating to a company (in addition to the Company), including any company with which the Company does business; (ii) that has not been adequately disseminated to the investing public generally; and (iii) the disclosure of which would likely affect the market price of such company’s stock or which would likely be considered important by a reasonable investor in a decision to buy, sell, hold or engage in other investment transactions with respect to such company’s stock. Some examples of information that could be potentially material, depending on the magnitude and certainty of the event, are:

•	Projections of future earnings or losses or changes in such projections;
•	Changes in earnings or loan loss provisions, or financial liquidity problems;
•	A pending or prospective joint venture, merger, acquisition, tender offer or financing;
•	A significant sale of assets or disposition of a subsidiary;
•	The gain or loss of a material contract, customer or supplier or material changes in the profitability status of a current contract;
•	The development or release of a new product or service;
•	Actual or potential exposure to major litigation or regulatory enforcement actions, or developments regarding such litigation or actions;
•	Changes in management or other major personnel changes;
•	Imposition or modification of regulatory restrictions not applicable to bank holding companies generally;
•	Significant increases or decreases in dividends or the declaration of a stock split or the offering of additional stock;
•	A significant disruption in a company’s operations or loss, potential loss, breach, or unauthorized access of its property or assets, including its facilities or information technology infrastructure (including a significant cybersecurity incident); and
•	Other events requiring the filing of a Current Report on Form 8-K with the SEC.

Remember that such information may also be material with regard to another company. You should be particularly aware of information relating to, or arising from, a planned significant transaction, relationship, or change in an existing relationship between any other company and the Company.

Because trading that receives scrutiny will be evaluated after the fact, with the benefit of hindsight, and may show that MNPI was available to the individual making the trade, questions concerning the materiality of particular information should be resolved in favor of materiality. It does not matter that an individual may have a significant or justifiable reason for a trade; there are no exceptions to this Policy.

NONPUBLIC INFORMATION

“Nonpublic information” is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released to the public through appropriate channels (e.g., by means of an SEC filing, press release or a public statement from one of the Company’s senior officers), and enough time has elapsed to permit the investment market to absorb and evaluate the information. To allow enough time for the market to absorb the information, you should generally not trade until after at least two full trading days following public disclosure.

The circulation of rumors or “talk on the street,” even if accurate, widespread and reported in the media, does not constitute public disclosure. Also, you may not take it upon yourself to publicly announce what you believe to be MNPI in order to trade. Only the appropriate designated officers of the Company can make the decision to disclose.

If you are unsure whether information is material or nonpublic, you should consult with the Corporate Secretary or Assistant Corporate Secretary.

TRADING

“Trading” includes purchases and sales of stocks, bonds, debentures, options, puts, calls and other similar securities. It also includes trades made pursuant to any investment direction under employee benefit plans as well as trades in the open market. For example, sales of stock acquired through a dividend reinvestment plan or transactions in the self- directed portion of a 401(k) plan are covered by this Policy. This Policy also applies to the exercise of options using swapped shares, or with an immediate sale of some or all of the stock through a broker, including a “cashless” exercise of stock options.

NEW PEOPLES BANKSHARES, INC.’S WINDOW TRADING PERIODS

As each fiscal quarter draws to a close, you are more likely to be assumed to have knowledge of the Company’s earnings for that quarter, even if you actually have no such knowledge. Therefore, in order to avoid the appearance of impropriety in trades around the time of announcements of annual and quarterly financial results, and subject to any other imposed blackout periods, the Company requires that you and your immediate family and household members do not make any trades in, or gifts of, the Company’s stock during the period beginning 14 calendar days before the end of each fiscal quarter, and ending after the second full trading day after earnings have been publicly announced. Of course, if you are actually aware of the Company’s earnings prior to the time of their public announcement, or of any other MNPI, you may not trade or gift stock even if you are outside this period. For more information regarding blackout periods, please contact the Assistant Corporate Secretary.

NEW PEOPLES BANKSHARES, INC.’S BLACKOUT PERIODS

In order to avoid the appearance of impropriety in trades during especially sensitive periods, the Corporate Secretary or Assistant Corporate Secretary may from time-to-time temporarily prohibit all or a group of the Company’s employees, consultants, officers or directors, those of its subsidiaries, and their immediate family and household members, from trading in the Company’s stock. If the Company imposes such a blackout and it applies to you, then you may not trade until the blackout is lifted. You may not disclose to anyone the fact that the Company has imposed a trading blackout.

For purposes of this section, the declaration of a dividend to shareholders by the Board of Directors constitutes MNPI. Any director, officer, employee, or other person who is aware of a declared or proposed dividend may not trade in the Company’s securities from the time such person becomes aware of the dividend until two full trading days after the Company has publicly announced the dividend through a press release, SEC filing, or other broadly disseminated public disclosure.

PUTS, CALLS, OR OTHER HEDGING INSTRUMENTS ON COMPANY STOCK

Under this Policy, you and your immediate family and household members are prohibited from hedging the risk in Company stock by buying or selling publicly-traded options, puts, calls, or other derivative instruments related to Company stock.

SHORT SALES OF COMPANY STOCK

Under this Policy, you and your immediate family and household members are prohibited from effecting “short sales” of the Company’s stock and certain “short sales against the box.” These are transactions involving stock that the seller does not own at the time of the sale, or if owned, that are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days of the sale. Any violation of this provision may result in criminal liability.

PLEDGING COMPANY STOCK AS COLLATERAL FOR A LOAN

Under this Policy, you and your immediate family and household members are prohibited from pledging Company stock as collateral for a loan. This would include the use of a traditional margin account with a broker-dealer.

GIFTS OF COMPANY STOCK

Gifts, like a purchase or sale, may be subject to criminal and civil liability if the donor (i) was aware of MNPI about the Company or its stock and (ii) knew or was reckless in not knowing that the donee would sell the stock prior to the disclosure of such information. As such, gifts of stock of the Company may not be made during a trading blackout period. Gifts of stock of the Company must also be reported on a Form 4, and are subject to pre-clearance. Please see the section titled “Section 16 Insiders and Required Disclosures.”

TIPPING

“Tipping” is subject to the same civil and criminal penalties that apply to other types of insider trading, regardless of whether you or your “tippee” benefited or profited.

EMERGENCY SITUATIONS

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not an exception to this Policy. Even the appearance of an improper transaction must be avoided, both to make sure that you comply with the law and to preserve the Company’s reputation for adhering to the highest standards of conduct.

REQUIREMENTS BEFORE MAKING ANY TRADE IN COMPANY STOCK

Section 16 Insiders and their immediate family and household members must pre-clear with the Assistant Corporate Secretary any trades or gifts of Company stock, other than trades pursuant to a pre-approved 10b5-1 plan described below. Any pre-cleared trade must be executed within five business days from the date of pre-clearance. Trades must again be pre-cleared should you fail to make the pre- cleared trade within the 5-business day period. Pre-clearance by the Company should not be construed as the Company giving legal advice or a representation or warranty that the trade(s) complies with applicable securities and other federal or state laws.

RULE 10b5-1 PLANS

Trading plans meeting the requirements of SEC Rule 10b5-1 (“Rule 10b5-1”) are permitted under this Policy. Rule 10b5-1 provides a limited safe harbor from insider trading liability for certain purchases or sales in accordance with plans that are adopted when an individual is not in possession of MNPI. If you have implemented such a plan in accordance with the rule and this Policy, Company stock may be purchased or sold under a Rule 10b5-1 plan without pre- clearing the particular trade, even if you are in possession of MNPI, but once the plan is adopted you cannot exercise any influence over the amount of stock to be traded, the price at which they are to be traded or the date of the trade. All Rule 10b5-1 plans must be entered into during a window period when there is no undisclosed material information and must be pre-approved by the Company.

Specifically, Rule 10b5-1 imposes a variety of strict requirements in order to take advantage of the safe harbor:

•	First, the plan can only be adopted at a time when the insider was not aware of any MNPI about the Company.
•	Second, the plan must take the form of a binding contract for purchase or sale, an instruction to a third party to buy or sell, or a written plan for trading.
•	Third, the plan must either specify the amount of stock to be traded, the trade price and the date of trade, set forth a formula for determining those items, or fully delegate the decisions on those items to a third party who is not in possession of MNPI when making the determination.
•	Fourth, the plan cannot allow the insider to exercise any subsequent influence over how, when, or whether to make purchases or sales.
•	Fifth, the transaction must occur strictly in compliance with the plan.
•	Sixth, the plan must have been entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the terms of the plan must be carried out in good faith.

•	Seventh, trading pursuant to the plan cannot occur until the applicable “cooling-off period” has elapsed. For directors and officers, no trading can occur until the later of (i) 90 days after the adoption or modification of the plan, and (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted (but, in any event, not to exceed 120 days after adoption or modification of the plan). For insiders who are not directors or officers, no trading can occur until 30 days after the adoption or modification of the plan.
•	Eighth, for plans adopted by directors and officers, each applicable officer and director must provide a representation in the plan certifying, on the date of adoption or modification of the plan, the director or officer is (i) not aware of any MNPI about the underlying security or the Company, and (ii) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
•	Ninth, with limited exemptions under Rule 10b5-1, no overlapping plans are permitted. More specifically, you cannot use more than one 10b5-1 plan at a time for purchases or sales of the Company’s securities.
•	Tenth, insiders cannot have more than one plan designed to effect the purchase or sale of Company securities as a single transaction during any 12-month period that would qualify for the safe harbor under Rule 10b5-1 for purchases or sales of the Company’s securities.

If you, or one of your immediate family or household members, wish to set up a Rule 10b5-1 plan, you must provide the Company with a written plan prior to it going in effect. Sales and purchases will only be allowed pursuant to a Rule 10b5-1 plan if the plan is pre-approved by the Company.

While pre-clearance of trades under an approved Rule 10b5-1 plan is not required, please remember that these trades must still be reported timely under Section 16(a), usually within two business days of the trade.

POLICY ADMINISTRATION

The Chief Executive Officer, or the Chief Financial Officer or the Company Secretary, if so, designated by the Chief Executive Officer, shall be responsible for administration of this Policy (the “Policy Administrator”). All determinations and interpretations by the Policy Administrator shall be final and not subject to further review. The Policy Administrator may not trade in the Company’s Securities unless such trade has been pre-cleared in accordance with this Policy by the Corporate Secretary or Assistant Corporate Secretary.

QUESTIONS

The ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you have any questions concerning this Policy or your obligations, please contact the Corporate Secretary’s office at (276) 254-0797, chriss@newpeoples.bank.

The Company may modify this Policy at any time. This Policy can be found at

www.newpeoples.bank under the About Us/New Peoples Bankshares/About New Peoples Bankshares.